Exhibit 99.1

FOR IMMEDIATE RELEASE

Results for the quarter ended December 31, 2016 under IFRS

Gross Revenues grew 6.4% YoY

IT Services Segment Revenue in US Dollar terms grew by 6.2% YoY in constant currency

Bangalore, India and East Brunswick, New Jersey, USA – January 25, 2017 — Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO) today announced financial results under International Financial Reporting Standards (IFRS) for its third quarter ended December 31, 2016.

Highlights of the Results

•	Gross Revenues were ₹136.9 billion ($2 billion1), an increase of 6.4% YoY.

•	Net Income[2] was ₹21.1 billion ($309 million1), a decrease of 5.7% YoY.

•	Non-GAAP constant currency IT Services Segment Revenue in dollar terms grew 0.6% sequentially and grew 6.2% YoY.

•	IT Services Segment Revenue was $1,902.8 million, a sequential decrease of 0.7% and YoY increase of 3.5%

•	IT Services Segment Revenue in Rupee terms was ₹132.0 billion ($1.9 billion1), an increase of 7.2% YoY.

•	IT Services Segment Profits[3] was ₹24.2 billion ($355 million1), a decrease of 1.3% YoY.

•	IT Services Margins[4] was 18.3% for the quarter, as compared to 17.8% for the quarter ended September 30, 2016.

•	Wipro declared an interim dividend of ₹2 ($0.031) per share/ADS.

Performance for the quarter ended December 31, 2016

“Our bold investments in Digital, BPaaS and cloud applications position Wipro as the partner of choice for the Digital businesses of our clients. Digital eco-system grew by 9.9% sequentially in the quarter and now constitutes 21.7% of our revenues”, said Abidali Z. Neemuchwala, Chief Executive Officer and Member of the Board. “In the last year, we have invested almost $1 billion in acquisitions, made 6 investments through Wipro Ventures, funded 8 ideas through our Horizon program, and continued to invest aggressively in our cognitive platform, Wipro HOLMES and in our stated localization strategy.”

“We expanded operating margins by 50 basis points in a seasonally weak quarter and generated strong operating cash flows by disciplined execution.” said Jatin Dalal, Chief Financial Officer. “We are significantly leveraging HOLMES, our automation suite to drive efficiencies in our operations.”

Outlook for the Quarter ending March 31, 2017

We expect Revenues from our IT Services business to be in the range of $ 1,922 million to $ 1,941 million*.

*	Guidance is based on the following exchange rates: GBP/USD at 1.23, Euro/USD at 1.04, AUD/USD at 0.74, USD/INR at 67.73 and USD/CAD at 1.34.
1.	For the convenience of the reader, the amounts in Indian Rupees in this release have been translated into United States Dollars at the noon buying rate in New York City on December 30, 2016, for cable transfers in Indian Rupees, as certified by the Federal Reserve Board of New York, which was US $1= ₹67.92. However, the realized exchange rate in our IT Services business segment for the quarter ended December 31, 2016 was US$1= ₹69.35
2.	Net Income refers to ‘Profit for the period attributable to equity holders of the Company’
3.	Segment Profit refers to segment results. Effective April 1, 2016, the segment results is measured after including the amortization charge for acquired intangibles to the respective segments. Such costs were classified under reconciling items until the fiscal year ended March 31, 2016. Comparative information has been restated to give effect to the same.
4.	Margins have been computed based on the change as listed in footnote 3. above

IT Services

The IT Services segment had a headcount of 179,129 as of December 31, 2016.

Wipro has won a multi-year engagement with a leading Engineering & Construction major to transform their services business by modernizing their facility management platform and back office operations, leveraging Wipro’s digital and platform-as-a-service offerings. This program will enable the client to be competitive in the market place and deliver value to their end-customers.

Wipro has won a multi-year engagement with a large financial services company in Australia to provide application support, development and testing services. This program, which will leverage Wipro’s IP, DevOps and Agile frameworks, will help transform the client’s delivery capabilities across services.

A leading Australian Banking Group that has retail, commercial and wealth management products has chosen Wipro as a key transformation partner for Testing, Test Environment management and Digital Assurance. The engagement involves the convergence of the testing and engineering functions across multiple domains and a progressive automation approach that aligns to the multi-speed operating model of the Bank.

A leading UK-based bank has renewed an ongoing engagement with Wipro for a period of 3 years. Wipro will continue to provide core banking operations-related services for the client’s investment banking, corporate banking and wealth management operations.

A leading manufacturer of paint products in Australia has selected Wipro as its strategic IT partner to manage and transform its IT landscape as part of its digital journey. Wipro will leverage its digital and Wipro HOLMES Artificial Intelligence PlatformTM capabilities in the manufacturing domain to deliver services and solutions to help achieve the customer’s business goals.

A leading Latin America-based retailer has extended a multi-year application management services (AMS) contract with Wipro. The engagement involves the transformation of the retailer’s applications landscape through standardization and automation of processes.

Wipro has won an IT infrastructure services engagement with the North Lanarkshire Council in Scotland. This program will enable the Council to provide innovative and improved services to its customers.

A large restaurant franchise chain in Latin America has awarded a multi-process, multi-year Business Process Services engagement to Wipro to support its Finance and accounting (F&A) and HR-Payroll functions.

Digital highlights

Wipro has been cited as a Leader in The Forrester WaveTM: BPM Service Providers, Q4 2016. The Forrester report recognizes Wipro for cutting edge design practices to large-scale process transformation, next-generation capabilities for helping clients undertake large-scale transformation for digital business automation, innovative methodologies that combines design thinking and customer experience design concepts and an instant infusion of top design talent to help extend its BPM consulting engagements.

Wipro has been ranked as a “leader” in the ‘Zinnov Zones for Digital Services in Retail – 2016’ research report by Zinnov Management Consulting. Wipro was ranked in the leadership Zone and was ranked as one of the top digital services providers for retailers in the assessment done basis capabilities and client feedback.

Wipro Digital has been engaged to lead a DevOps transformation initiative at a global bank. Wipro will support Process Consulting, Training & Coaching, DevOps engineering and Enterprise Architecture, and Blueprint definition and implementation.

A large US-based publishing company has selected Wipro to identify new market segments and develop differentiated digital offerings.

Wipro Digital and Designit will develop a Small-Medium Enterprise proposition for a global, Europe-based bank to identify the needs and opportunities for this market segment.

Wipro has been chosen as a digital partner by a global fashion brand to implement an end-to-end B2C IoT solution on wearable technology. The solution will also be used for online transactions, branding, and various customer loyalty programs.

Wipro Digital has been selected by a leading digital and technology company to develop a customer engagement app for use within the retail environment. This app will be used by hundreds of employees to record sales and customer interactions.

A few of the notable wins in Cloud Applications are as follows:

•	Wipro was selected as a partner to transform the Sales, Service & Quote to Cash processes leveraging leading cloud platforms for an organization which engineers, manufactures and sells 3D printers.

•	A leading APAC bank selected Wipro to design and deploy their front office applications using a leading cloud application platform.

•	Wipro is helping a global belting company to redesign and deploy a source-to-pay process using an emerging SaaS platform.

•	A leading American financial services firm selected Wipro to architect a cloud-based solution to improve the client engagement across all functions and business units.

•	Wipro has been selected by a global medical devices company to enhance their contact center processes into a single cloud platform to facilitate a quicker response to medical emergencies.

•	A large multinational courier delivery services company has awarded a contract to Wipro for testing their cloud-based HCM applications suite.

Delivery Excellence

“We told Wipro we want to be the first company after liberalization in the market with a new solution. That gave us 5 months to implement the solution. Wipro acted as a leader from day one of the project. They were ready with project deliverables and project teams, which made it easier for my team and our organization to follow. We have now the most competitive digital solution in the Danish market” said Jesper Bak Olesen, CEO, NRGi Elsalg

Wipro has deployed a Master Data Management (MDM) for one of the largest multi-channel specialty retailers of home furnishings and gourmet cookware. The solution helped the retailer realize $10 Million savings and enabling improved customer marketing campaigns, cross-selling and up-selling across brands, reduced marketing costs and better customer service.

Wipro successfully delivered Data Lineage reports for BCBS 239 compliance for a bank in the US. In this engagement, Wipro leveraged its IP tool Next Gen DI, which provides ability to calculate and generate the end-to-end data lineage after ingesting metadata from data management applications. As part of this engagement, Wipro delivered 95% automation in the compliance reporting process and cut down the delivery cycle time for compliance reports significantly.

Awards and accolades

Wipro was recognized as the ‘Best Collaboration Partner’ by Land Transport Authority (LTA), Singapore at the Land Transport Excellence Awards 2016. The award recognizes the partner who has demonstrated the highest level of commitment to collaborate and deliver smart solutions that contribute towards land transport transformation with LTA.

Wipro and Asahi Beverages, the Australia New Zealand business of the Japanese beverage giant, were jointly recognized for the ‘Best BPO Sourcing’ partnership of 2016 by the ANZ Paragon Awards™, presented by Information Services Group, a leading technology insights, market intelligence and advisory services company.

Wipro has been recognized as a ‘Leader’ in the report ‘IDC MarketScape: Worldwide Datacenter Transformation Consulting and Implementation Services 2016 Vendor Assessment’. As per IDC, Wipro’s DCT portfolio includes consulting, transformation, cloud, and managed services within the company’s datacenter and cloud practice, which is built around its BoundaryLess Data Center (BLDC) framework.

Wipro was positioned in the ‘Winner’s Circle’, as a leading PLM service provider, by HfS Research – a leading analyst firm - in its report ‘HfS Blueprint Report on PLM services 2016’. The ‘Winner’s Circle’ of the HfS blueprint represents organizations that demonstrate excellence in both execution and innovation in PLM services. The report acknowledges Wipro’s compelling vision, strategy and commitment to deliver business outcome for PLM services.

Wipro has been positioned in the ‘Winner’s Circle’ by HfS Research in its 2016 blueprint report on Digital Marketing Operations. HfS says Wipro is one of the early movers for intelligent automation, aspiring to use its HOLMES platform to apply intelligent automation to digital marketing automation.

Wipro is a Leader for the Third Consecutive Year in Gartner’s Magic Quadrant for Application Testing Services, Worldwide.* Gartner said Wipro is a good fit for large clients looking for a partner that can approach testing requirements with breadth and depth of practice and that can transform and manage large testing engagements.

Wipro was cited as a Leader in The Forrester WaveTM: B2C Mobile Services Providers, Q4 2016. The Forrester report has recognized Wipro for thousands of resources that it can bring to mobile B2C projects around the globe, including hundreds of designers and UX specialists and thousands of developers and testers and broad capabilities for related services - such as security - that it can tap into, which sets it apart from many of the smaller mobile-oriented shops.

Wipro has been rated as the leading player in the ‘Zinnov Zones 2016 Product Engineering Services report’ by Zinnov Management Consulting for the seventh consecutive year. This Zinnov study evaluated more than 35 global engineering service providers across the globe in 15 major industry segments. It analyzed responses from participants across key parameters like product development capabilities & innovation, client relationships, human capital, financials, ecosystem linkages, infrastructure, non-linear strategy and business sustainability.

IT Products

•	Revenue for the quarter ended December 31, 2016 was ₹5.7 billion ($84 million1).

Please refer the table on page 8 for reconciliation between IFRS IT Services Revenue and IT Services Revenue on a non-GAAP constant currency basis.

About Non-GAAP financial measures

This press release contains non-GAAP financial measures within the meaning of Regulation G and Item 10(e) of Regulation S-K. Such non-GAAP financial measures are measures of our historical or future performance, financial position or cash flows that are adjusted to exclude or include amounts that are excluded or included, as the case may be, from the most directly comparable financial measure calculated and presented in accordance with IFRS.

The table on page 8 provides IT Services Revenue on a constant currency basis, which is a non-GAAP financial measure that is calculated by translating IT Services Revenue from the current reporting period into U.S. dollars based on the currency conversion rate in effect for the prior reporting period. We refer to growth rates in constant currency so that business results may be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons of our business performance.

This non-GAAP financial measure is not based on any comprehensive set of accounting rules or principles and should not be considered a substitute for, or superior to, the most directly comparable financial measure calculated in accordance with IFRS, and may be different from non-GAAP measures used by other companies. In addition to this non-GAAP measure, the financial statements prepared in accordance with IFRS and the reconciliation of these non-GAAP financial measures with the most directly comparable IFRS financial measure should be carefully evaluated.

Results for the quarter ended December 31, 2016, prepared under IFRS, along with individual business segment reports, are available in the Investors section of our website www.wipro.com

Quarterly Conference Call

We will hold an earnings conference call today at 07:15 p.m. Indian Standard Time (08:45 a.m. U.S. Eastern Time) to discuss our performance for the quarter. The audio from the conference call will be available online through a web-cast and can be accessed at the following link- http://services.choruscall.eu/links/wipro170125.html

An audio recording of the management discussions and the question and answer session will be available online and will be accessible in the Investor Relations section of our website at www.wipro.com.

*	Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner’s research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

About Wipro Limited

Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO) is a leading information technology, consulting and business process services company that delivers solutions to enable its clients do business better. Wipro delivers winning business outcomes through its deep industry experience and a 360-degree view of “Business through Technology.” By combining digital strategy, customer centric design, advanced analytics and product engineering approach, Wipro helps its clients create successful and adaptive businesses. A company recognized globally for its comprehensive portfolio of services, strong commitment to sustainability and good corporate citizenship, Wipro has a dedicated workforce of over 170,000, serving clients across 6 continents. For more information, please visit www.wipro.com

Contact for Investor Relations		Contact for Media & Press
Pavan N Rao	Abhishek Kumar Jain	Vipin Nair
Phone: +91-80-4672 6143	Phone: +1 978 826 4700	Phone: +91-80-3991 6450
pavan.rao@wipro.com	abhishekkumar.jain@wipro.com	vipin.nair1@wipro.com

Forward-looking statements

The forward-looking statements contained herein represent Wipro’s beliefs regarding future events, many of which are by their nature, inherently uncertain and outside Wipro’s control. Such statements include, but are not limited to, statements regarding Wipro’s growth prospects, its future financial operating results, and its plans, expectations and intentions. Wipro cautions readers that the forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from the results anticipated by such statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property, and general economic conditions affecting our business and industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission, including, but not limited to, Annual Reports on Form 20-F. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.

# # #

(Tables to follow)

Wipro Limited and subsidiaries

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

(Rupees in millions, except share and per share data, unless otherwise stated)

	As of March 31,	As of December 31,
	2016	2016	2016
			Convenience translation into US dollar in millions (unaudited) - Refer footnote 1 on Page 1
ASSETS
Goodwill	101,991	130,749	1,925
Intangible assets	15,841	19,927	293
Property, plant and equipment	64,952	70,362	1,036
Derivative assets	260	44	1
Investments	4,907	10,568	156
Non-current tax assets	11,751	11,938	176
Deferred tax assets	4,286	3,495	51
Other non-current assets	15,828	16,072	237

Total non-current assets	219,816	263,155	3,875

Inventories	5,390	5,617	83
Trade receivables	100,976	107,375	1,580
Other current assets	32,894	28,919	426
Unbilled revenues	48,273	46,026	678
Investments	204,244	271,613	3,999
Current tax assets	7,812	9,913	146
Derivative assets	5,549	7,110	105
Cash and cash equivalents	99,049	59,940	883

Total current assets	504,187	536,513	7,900

TOTAL ASSETS	724,003	799,668	11,775

EQUITY
Share capital	4,941	4,861	72
Share premium	14,642	458	7
Retained earnings	425,106	474,079	6,980
Share based payment reserve	2,229	3,120	46
Other components of equity	18,242	23,343	344

Equity attributable to the equity holders of the Company	465,160	505,861	7,449
Non-controlling interest	2,224	2,463	36

Total equity	467,384	508,324	7,485

LIABILITIES
Long - term loans and borrowings	17,361	20,018	295
Deferred tax liabilities	5,108	7,919	117
Derivative liabilities	119	3	—
Non-current tax liabilities	8,231	9,501	140
Other non-current liabilities	7,225	6,325	93
Provisions	14	17	—

Total non-current liabilities	38,058	43,783	645

Loans, borrowings and bank overdrafts	107,860	136,310	2,007
Trade payables and accrued expenses	68,187	69,376	1,021
Unearned revenues	18,076	18,418	271
Current tax liabilities	7,015	7,601	112
Derivative liabilities	2,340	1,929	28
Other current liabilities	13,821	12,737	188
Provisions	1,262	1,190	18

Total current liabilities	218,561	247,561	3,645

TOTAL LIABILITIES	256,619	291,344	4,290

TOTAL EQUITY AND LIABILITIES	724,003	799,668	11,775

Wipro Limited and subsidiaries

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME

(Rupees in millions, except share and per share data, unless otherwise stated)

	Three Months ended December 31,			Nine Months ended December 31,
	2015	2016	2016	2015	2016	2016
			Convenience translation into US dollar in millions (unaudited) Refer footnote 1 on Page 1			Convenience translation into US dollar in millions (unaudited) Refer footnote 1 on Page 1
Gross revenues	128,605	136,878	2,015	376,116	410,527	6,044
Cost of revenues	(90,270)	(96,576)	(1,422)	(260,881)	(290,773)	(4,281)
Gross profit	38,335	40,302	593	115,235	119,754	1,763
Selling and marketing expenses	(8,362)	(9,226)	(136)	(25,114)	(28,981)	(427)
General and administrative expenses	(7,050)	(8,610)	(127)	(20,830)	(24,754)	(364)
Foreign exchange gains/(losses), net	911	767	11	2,774	3,032	45
Results from operating activities	23,834	23,233	341	72,065	69,051	1,017
Finance expenses	(1,423)	(1,366)	(20)	(4,298)	(4,130)	(61)
Finance and other income	6,292	5,719	84	17,945	16,024	236
Profit before tax	28,703	27,586	405	85,712	80,945	1,192
Income tax expense	(6,245)	(6,440)	(95)	(18,718)	(18,471)	(272)

Profit for the period	22,458	21,146	310	66,994	62,474	920

Attributable to:
Equity holders of the company	22,369	21,094	309	66,695	62,284	917
Non-controlling interest	89	52	1	299	190	3

Profit for the period	22,458	21,146	310	66,994	62,474	920

Earnings per equity share:
Attributable to equity share holders of the company
Basic	9.10	8.73	0.13	27.15	25.61	0.38
Diluted	9.08	8.70	0.13	27.10	25.54	0.38
Weighted average number of equity shares used in computing earnings per equity share
Basic	2,457,022,905	2,417,470,626	2,417,470,626	2,456,551,992	2,431,967,685	2,431,967,685
Diluted	2,462,220,926	2,423,740,144	2,423,740,144	2,461,282,411	2,438,741,410	2,438,741,410
Additional Information
Segment Revenue
IT Services Business Units
BFSI	32,322	33,843	498	95,595	101,056	1,489
HLS	14,719	20,972	309	41,453	61,786	910
CBU	20,334	20,780	306	58,544	62,213	916
ENU	17,709	17,131	252	52,949	51,368	756
MNT	28,566	29,517	435	83,675	88,518	1,303
COMM	9,497	9,718	143	27,132	29,478	434

IT SERVICES TOTAL	123,147	131,961	1,943	359,348	394,419	5,808
IT PRODUCTS	6,503	5,713	84	20,119	19,309	284
RECONCILING ITEMS	(134)	(29)	—	(577)	(169)	(2)

TOTAL	129,516	137,645	2,027	378,890	413,559	6,090

Segment Result
IT Services Business Units
BFSI	7,142	6,413	93	20,971	19,786	291
HLS	3,165	3,400	50	8,942	9,490	140
CBU	3,606	3,415	50	9,926	10,774	159
ENU	3,208	3,856	57	10,067	10,324	152
MNT	5,895	5,355	79	18,098	17,484	257
COMM	1,510	1,604	24	4,311	4,700	69
OTHERS	—		—		—	—
UNALLOCATED	(49)	112	2	759	(1,762)	(26)

TOTAL IT SERVICES	24,477	24,155	355	73,074	70,796	1,042
IT PRODUCTS	(541)	(586)	(9)	(682)	(1,252)	(18)
RECONCILING ITEMS	(102)	(336)	(5)	(327)	(493)	(7)

TOTAL	23,834	23,233	341	72,065	69,051	1,017

FINANCE EXPENSE	(1,423)	(1,366)	(20)	(4,298)	(4,130)	(61)
FINANCE AND OTHER INCOME	6,292	5,719	84	17,945	16,024	236

PROFIT BEFORE TAX	28,703	27,586	405	85,712	80,945	1,192
INCOME TAX EXPENSE	(6,245)	(6,440)	(95)	(18,718)	(18,471)	(272)

PROFIT FOR THE PERIOD	22,458	21,146	310	66,994	62,474	920

Segment result represents operating profits of the segments and dividend income and gains or losses (net) relating to strategic investments, which are presented within “Finance and other income” in the statement of Income.

The Company is organized by the following operating segments; IT Services and IT Products.

The IT Services segment primarily consists of IT Service offerings to customers organized by industry verticals. Effective April 1, 2016, we realigned our industry verticals. The Communication Service Provider business unit was regrouped from the former GMT industry vertical into a new industry vertical named “Communications”. The Media business unit from the former GMT industry vertical has been realigned with the former RCTG industry vertical which has been renamed as “Consumer Business Unit” industry vertical. Further, the Network Equipment Provider business unit of the former GMT industry vertical has been realigned with the Manufacturing industry vertical to form the “Manufacturing and Technology” industry vertical.The revised industry verticals are as follows: Finance Solutions (BFSI), Healthcare, Lifesciences & Services (HLS), Consumer (CBU), Energy, Natural Resources & Utilities (ENU), Manufacturing & Technology (MNT), Communications (COMM). IT Services segment also includes Others which comprises dividend income and gains or losses (net) relating to strategic investments, which are presented within “Finance and other income” in the statement of Income. Key service offerings to customers includes software application development and maintenance, research and development services for hardware and software design, business application services, analytics, consulting, infrastructure outsourcing services and business process services.In the IT Products segment, the Company is a value added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware products, software licenses and other related deliverables.

Reconciliation of Non-GAAP Constant Currency IT Services Revenue to IT Services Revenue as per IFRS ($MN)

Three Months ended December 31, 2016		Three Months ended December 31, 2016
IT Services Revenue as per IFRS	$1,902.8	IT Services Revenue as per IFRS	$1,902.8
Effect of Foreign currency exchange movement	$25.1	Effect of Foreign currency exchange movement	$48.7

Non-GAAP Constant Currency IT Services Revenue based on previous quarter exchange rates	$1,927.9	Non-GAAP Constant Currency IT Services Revenue based on previous year exchange rates	$1,951.5